PherDal Fertility Science, Inc.



ANNUAL REPORT

405 W 2ND ST

DIXON, IL 61021

0

https://pherdal.com

This Annual Report is dated May 2, 2024.

BUSINESS

PherDal Fertility Sciences, Inc. ("PherDal" or the "Company") is a pre-revenue company that produces a patent-pending medical device invented by a husband and wife team after facing 16 months of unexplained infertility. After the second month of testing their invention, Dr. Jenn, a Ph.D. in biology, and Ryan, a Mechanical Engineer, conceived their daughter who would be the first of many PherDal babies.

In the US alone, an estimated 12.2 million people are struggling to conceive each cycle. This group of people includes couples, members of the LGBTQAI+, and single mother by choice communities who are not yet eligible, willing, or able to afford fertility treatment from a fertility clinic.

PherDal aims to bridge the gap between conceiving from home and invasive infertility treatments at a fertility clinic by offering the only patent-pending, safe, and sterile insemination kit to use at home.

Next Level Bioinformatics LLC, an Illinois limited liability company, was organized on October 28, 2016, as a data science consulting firm. On July 7th, 2021, Next Level Bioinformatics LLC filed an Application to Adopt an Assumed Name of "PherDal" for the portion of the company related to fertility science.

PherDal Fertility Science, Inc. (the "Company"), a Delaware C Corporation was formed on April 27th, 2022. On April 28th, 2022, the Company entered into an Asset Purchase Agreement with Next Level Bioinformatics, LLC, in which they acquired all assets excluding certain intellectual property from Next Level Bioinformatics, LLC.

On April 28th, 2022, the Company entered into an Intellectual Property License Agreement with Next Level Bioinformatics, LLC, in which Next Level Bioinformatics, LLC, is licensing all intellectual property in perpetuity, royalty-free to the Company.

Previous Offerings

How long can the business operate without revenue:
The company can continue operating for another six to nine months without revenue generation based on the cash on hand plus additional capacity on the line of credit. The operational costs associated with running the business are approximately $25000 a month.

Transactions since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised:
Inventory Purchases: $209,000

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:
The company can continue operating for another six to nine months without revenue generation based on the cash on hand plus additional capacity on the line of credit. The operational costs associated with running the business are approximately $25000 a month.
Transactions since the beginning of your last fiscal year, or any currently proposed transaction, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised:
Inventory Purchases: $209,000

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $316,846.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

On December 15, 2023, The Company entered into a Line of Credit and Security Agreement with Gator Girl Investments, LLC, an Illinois limited liability company. The agreement provides for a line of credit of up to $400,000 at an annual interest rate of 4.82%. Interest payments shall be due and payable on the anniversary date of the Note of every year during the term of this Note, with a maturity date of December 15, 2031. As of December 31, 2023 $320,000 has been borrowed against this line of credit.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Jennifer (Hintzsche) Westphal, Ph.D.

Dr. Jennifer (Hintzsche) Westphal, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Director

Dates of Service: April, 2022 - Present

Responsibilities: Managing and executing the vision of the company. No salary taken. 100% owner of the LLC that licenses intellectual property to PherDal.

Other business experience in the past three years:

Employer: Next Level Bioinformatics

Title: Chief Executive Officer

Dates of Service: October, 2016 - Present

Responsibilities: Managing a company's overall operations

Other business experience in the past three years:

Employer: Omnicell 340B (formerly Pharmaceutical Strategie s Group)

Title: Manager, Business Intelligence and Data Analytics

Dates of Service: March, 2019 - January, 2021

Responsibilities: o Lead, advocate, and communicate the product vision, release plan, and management of reporting and analytics for all product lines cross-functionally across the corporation o Communicate and negotiate with stakeholders, developers, SMEs, clients, and corporate leaders to ensure the product is meeting customer and corporate objectives o Excellent leadership and communication skills to ensure a motivated, creative, and positive work environment is created while holding the ultimate responsibility for the product's definition, value, and performance

Other business experience in the past three years:

Employer: Verstand, AI

Title: Product Manager, Data and Business Intelligence

Dates of Service: February, 2021 - May, 2021

Responsibilities: Define product requirements in conjunction with key partners and based on data insights • Communicate opportunities, risks, constraints, and requirements in collaboration with stakeholders • Play a key role in on-going product delivery and launches • Manage the backlog by prioritizing and grooming stories based on the strategic priorities • Participate in all Agile scrum ceremonies • Develop and maintain deep product knowledge of all core products and their roadmaps. • Act as subject matter expert and point of contact for business teams on the overall BI experience. • Summarize complex technical solutions using non-technical language to communicate with stakeholders

Other business experience in the past three years:

Employer: MediSpend

Title: Director, Product Management

Dates of Service: May, 2021 - July, 2022

Responsibilities: -Drive strategic direction of MediSpend compliance suite of products -Develop and execute Data-Driven Compliance and SaaS Solutions -Responsible for developing world-class compliance products for the life sciences industry -Define product priorities and roadmap by collecting and synthesizing inputs from customers, partners, executives, sales, services, and engineering -Be the voice of the customer and work collaboratively with engineering to design and deliver products that meet customer and market needs -Evangelize the product and become the subject matter expert for internal teams, customers, and market-facing communication -Partner with clients to understand their challenges and requirements and construct and execute a product roadmap working closely with the engineering, sales, and client services team -Ultimately responsible for client satisfaction by delivering the features that are of high-quality and delight the customers

Name: Ryan Westphal

Ryan Westphal's current primary role is with BorgWarner. Ryan Westphal currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Engineer

Dates of Service: April, 2022 - Present

Responsibilities: Developing and executing product functionality. Equity compensation of 1%, with $0 salary.

Position: Secretary of the Board, Director

Dates of Service: April, 2022 - Present

Responsibilities: Organize meeting minutes and board responsibilities.

Other business experience in the past three years:

Employer: BorgWarner

Title: Senior Applications Engineering Manager

Dates of Service: October, 2016 - Present

Responsibilities: Led team of Applications Engineers and Product Designers to support current customer applications and new business opportunity pursuits. • Responsible for ensuring engineering deliverables such as DFMEA, DVP&R, product drawings/models, and prototype hardware are on time and budget. • Development and coaching of engineers and design staff to achieve maximum efficiency and effectiveness.

Name: Matthew Croll

Matthew Croll's current primary role is with Vector CFO. Matthew Croll currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer, Director

Dates of Service: April, 2022 - Present

Responsibilities: Senior financial leader with exceptional analytical skills and the ability to lead and develop teams to improve results. Recognized ability to quickly assess and understand complex situations in order to create and implement impactful plans that deliver successful outcomes. Deep experience with mid-market companies across a variety of industries. Experience in planning and executing all aspects of acquisitions and divestitures. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

Employer: Vector CFO

Title: Founder and Principal

Dates of Service: January, 2014 - Present

Responsibilities: Vector CFO, Inc. helps small businesses to develop and achieve their visions by serving as their part-time CFO and delivering the highest quality CFO services. Clients are typically <$50m in annual revenue - generally not large enough to need a full-time CFO but having business needs where a strong CFO can add meaningful value. In these cases, Vector CFO can provide a highly effective and efficient solution.

Name: Kristin Perez

Kristin Perez's current primary role is with SoCal Self Storage. Kristin Perez currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer, Director

Dates of Service: April, 2022 - Present

Responsibilities: Lead the strategic marketing and branding for all company communications. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

Employer: SoCal Self Storage

Title: Marketing Director

Dates of Service: January, 2011 - Present

Responsibilities: Direct marketing projects for the company.

Other business experience in the past three years:

Employer: Unplug Marketing LLC

Title: Owner

Dates of Service: January, 2020 - Present

Responsibilities: Lead and execute social media and digital marketing campaigns. Concierge consulting services to teach entrepreneurs marketing strategies.

Name: Dr. Rhonda Alexander

Dr. Rhonda Alexander's current primary role is with IUVO Consulting, LLC. Dr. Rhonda Alexander currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Regulatory Officer, Director

Dates of Service: April, 2022 - Present

Responsibilities: Ensure the company is following all regulatory and compliance best practices. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

Employer: Norfolk State University

Title: Adjunct Instructor

Dates of Service: January, 2019 - Present

Responsibilities: Teach Introduction to Buisness and Entrepreneurship

Other business experience in the past three years:

Employer: NSU Innovation Center

Title: Executive Advisor

Dates of Service: January, 2020 - Present

Responsibilities: Provide strategic leadership to the center and serve as the liaison between the center and the dean of the School of Business

Other business experience in the past three years:

Employer: IUVO Consulting, LLC

Title: CEO, Lead Consultant

Dates of Service: January, 2016 - Present

Responsibilities: U.S. FDA Regulatory compliance consulting

Name: Makeva Phelps

Makeva Phelps's current primary role is with Omnicell 340B (formerly Pharmaceutical Strategies Group) . Makeva Phelps currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer

Dates of Service: April, 2022 - Present

Responsibilities: Manages and executes the operational aspects of the business. Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

Employer: Omnicell 340B (formerly Pharmaceutical Strategies Group)

Title: Customer Experience Manager

Dates of Service: June, 2019 - Present

Responsibilities: Experienced Client Services Manager with a demonstrated history of working in the pharmaceutical industry. Strong business development professional skilled in Microsoft Applications, Medical Compliance, 340B Management, Healthcare, Benefit Design, and Auditing.

Name: David Hintzsche

David Hintzsche's current primary role is with HFI Enterprises Inc.. David Hintzsche currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: April, 2022 - Present

Responsibilities: Executive leader of the board of directors who ensures accountability and is jointly responsible for the management of the officers. The chairman's job is to ensure that the company's obligations to its stakeholders are met.

Equity compensation of 1%, with $0 salary.

Other business experience in the past three years:

Employer: HFI Enterprises Inc.

Title: President

Dates of Service: January, 2015 - Present

Responsibilities: Executes and manages the assets of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Next Level Bioinformatics, LLC (100% owned by Jennifer Westphal)
Amount and nature of Beneficial ownership: 7,011,451
Percent of class: 95.16

RELATED PARTY TRANSACTIONS

Name of Entity: Next Level Bioinformatics, LLC
Names of 20% owners: 100% owned by Jennifer Westphal
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Next Level Bioinformatics LLC, an Illinois limited liability company, was organized on October 28, 2016, as a data science consulting firm. On July 7th, 2021, Next Level Bioinformatics LLC filed an Application to Adopt an Assumed Name of "PherDal" for the portion of the company related to fertility science. PherDal Fertility Science, Inc. (the "Company"), a Delaware C Corporation was formed on April 27th, 2022. On April 28th, 2022, the Company entered into an Asset Purchase Agreement with Next Level Bioinformatics, LLC, in which they acquired all assets excluding certain intellectual property from Next Level Bioinformatics, LLC.
Material Terms: On April 28th, 2022, the Company entered into an Intellectual Property License Agreement with Next Level Bioinformatics, LLC, in which Next Level Bioinformatics, LLC, is licensing all intellectual property in perpetuity, royalty-free to the Company.

On December 15, 2023, The Company entered into a Line of Credit and Security Agreement with Gator Girl Investments, LLC, an Illinois limited liability company owned by an immediate family member of an Officer of the Company. The agreement provides for a line of credit of up to $400,000 at an annual interest rate of 4.82%. Interest payments shall be due and payable on the anniversary date of the Note of every year during the term of this Note, with a maturity date of December 15, 2031. As of December 31, 2023 $320,000 has been borrowed against this line of credit.

OUR SECURITIES

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 7,368,085 shares of our common stock.

Voting Rights

1 vote per 1 share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of

Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 7,850,185 shares, includes 7,368,085 shares of Common Stock and 482,100 shares of issued options.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For at least 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of product, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with No Voting Rights The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits PherDal Fertility Science, Inc. was formed on April 27th, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PherDal Fertility Science, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that PherDal Fertility Science, Inc is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 28 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on PherDal Fertility Science Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PherDal Fertility Science Inc could harm our reputation and materially negatively impact our financial condition and business. General Risk As an early-stage company without fully developed operations or a long history to provide more disclosure, investing in the Company is considered high-risk. There may only be limited continuing disclosure about your Regulation Crowdfunding investment. Be sure you understand all disclosures of risk before investing. Product & Industry Risk Medical devices are a highly regulated industry that is overseen by several different government agencies across the globe. Therefore, medical device companies such as PherDal Fertility Science, Inc have compliance and regulatory obligations that impose more risk for investors. While the Company continues to mitigate all known risk factors to remain compliant with all laws and regulations, the nature of the industry provides additional risks for investors.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2024.

PherDal Fertility Science, Inc.

By   /s/ Jennifer Westphal

        Name: PherDal Fertility Science, Inc.

Title: CEO & Founder

Exhibit A

FINANCIAL STATEMENTS

PHERDAL FERTILITY SCIENCE, INC.

**FINANCIAL STATEMENT
(UNAUDITED)**

**AS OF
12/31/2023**

PHERDAL FERTILITY SCIENCE, INC.
Index to Financial Statement
(unaudited)

PherDal Fertility Science, Inc.
Balance Sheets
December 31, 2023 and 2022

Assets	2023	2022
Cash	$ 316,846	$ 167,105
Accounts receivable	-	134,366
Inventories	118,661	55,940
Total current assets	435,507	357,411
Property and Equipment:		
Machinery and equipment	83,450	58,190
Less accumulated depreciation	(17,187)	(4,050)
Net property and equipment	66,263	54,140
Intangibles - Patents and trademarks	17,392	8,139
	$ 519,162	$ 419,690

Liabilities and Stockholders' Equity		
Accounts payable	$ 32,883	$ 2,597
Accrued expenses	650	-
Deferred revenue	1,971	-
Total current liabilities	35,504	2,597
Shareholder loan	320,000	-
Total liabilities	355,504	2,597
Stockholders' equity:		
Common stock of $0.0001 par value. Authorized 10,000,000 shares; issued and outstanding 7,368,085 shares	737	737
Additional paid in capital	602,774	602,774
Retained earnings	(439,853)	(186,418)
Total stockholders' equity	163,658	417,093
	$ 519,162	$ 419,690

PherDal Fertility Science, Inc.
Statements of Income and Retained Earnings
Years Ended December 31, 2023 and 2022

	2023	2022
Net Sales	$ -	$ -
Cost of sales	-	-
Gross profit	-	-
Operating expenses:		
Start up expenses	1,458	43,143
Research & development expenses	132,880	20,652
General expenses	99,140	118,598
Total operating expenses	233,478	182,393
Operating income (loss)	(233,478)	(182,393)
Other income (expense):		
Interest income	56	25
Gain on sale of equipment	(399)	-
Total other income (expense)	(343)	25
Earnings before interest, taxes, depreciation and amortization	(233,821)	(182,368)
Interest expense	2,743	-
Franchise tax expense	3,067	-
Depreciation and amortization	13,804	4,050
Net income (loss)	$ (253,435)	$ (186,418)
Retained earnings, beginning of year	(186,418)	-
Retained earnings, end of year	$ (439,853)	$ (186,418)

PherDal Fertility Science, Inc.
Schedules of Start Up, Research & Development, and General Expenses
Years Ended December 31, 2023 and 2022

	2023	2022
Start up expenses:		
Legal and organizational	$ 1,458	$ 2,090
Consulting	-	6,478
Packaging and other supplies	-	34,575
Total start up expenses	$ 1,458	$ 43,143
Research and development expenses:		
Prototype costs	$ -	$ 13,662
Food & Drug Administration testing	132,880	6,990
Total research and development expenses	$ 132,880	$ 20,652
General expenses:		
Salaries	$ 18,000	$ 9,000
Payroll taxes	2,113	1,048
Contract labor	24,024	19,997
Workman's compensation insurance	234	97
Insurance	519	461
Business licenses	685	-
Legal and professional fees	5,111	-
Advertising	22,656	29,715
Donations	-	1,147
Entertainment	517	-
Memberships and subscriptions	3,725	4,209
Finance fees	432	30,113
Merchant fees	318	-
Office expense	7,687	4,145
Rent	198	1,245
Utilities	1,554	663
Supplies	448	1,586
Uniforms	-	516
Travel	6,054	1,895
Meals	-	2,353
Meeting expense	337	8,469
Small equipment	1,150	-
Penalties and settlements	240	-
Vehicle expense	3,138	1,939
Total general expenses	$ 99,140	$ 118,598

PherDal Fertility Science, Inc.

Statement of Cash Flows
January 2022 - December 2023

	JAN - DEC 2022	JAN - DEC 2023	TOTAL
OPERATING ACTIVITIES			
Net Income	-186,418.27	-253,436.08	$ -439,854.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	-183,659.33	437,689.83	$254,030.50
Net cash provided by operating activities	$ -370,077.60	$184,253.75	$ -185,823.85
INVESTING ACTIVITIES	$ -66,328.86	$ -34,512.54	$ -100,841.40
FINANCING ACTIVITIES			
Additional paid in capital	602,774.25		$602,774.25
Common stock	737.00		$737.00
Net cash provided by financing activities	$603,511.25	$0.00	$603,511.25
NET CASH INCREASE FOR PERIOD	$167,104.79	$149,741.21	$316,846.00

PherDal Fertility Science, Inc.
Statement of Shareholder Equity

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception	7,011,451	701	$ -	$ -	$ 701.00
Shares issued for cash	356,634	36	602,774	-	$ 602,810.00
Net income (loss)	-	-	-	(186,418)	$ (186,418.00)
12/31/2022	7,368,085	$ 737	$ 602,774	$ (186,418)	$ 417,093
Net income (loss)	-	-	-	(253,435)	(253,435)
12/31/2023	7,368,085	$ 737	$ 602,774	$ (439,853)	$ 163,658

I, Jennifer Westphal, the Chief Executive Officer of PherDal Fertility Science Inc., hereby certify that the financial statements of PherDal Fertility Science, Inc.) and notes thereto for the periods ending December 31, 2022 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $271; taxable income of $-265,442 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 24, 2024.

_____

Jennifer Westphal

CEO & Founder

April 24,2024

NOTE 1 – NATURE OF OPERATIONS

PherDal Fertility Science, Inc. was formed on April 27, 2022 ("Inception") in the State of DELAWARE. The financial statements of PherDal Fertility Science, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in DIXON, ILLINOIS.

PherDal Fertility Science, Inc. plans to earn revenue by selling an at-home insemination kit to people who are trying to conceive by offering a safe affordable option to try before more invasive infertility treatments. The Company & PherDal Fertility Science, Inc. are headquartered in Dixon, Illinois with customers located in the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from from the sale of at-home medical products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

      Step 1: Identify the contracts) with customers

      Step 2: Identify the performance obligations in the contract

      Step 3: Determine the transaction price

      Step :4 Allocate the transaction price to performance obligations

      Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Equity-Based Compensation

On May 5th, 2022, the Company entered into 6 Nonqualified Stock Option Agreements for which the Company has granted 80,350 option shares per agreement (482,100 in total) with an exercise price of $2.00. The agreements call for 10,049 option shares (60,294 in total) to vest as of June 30th, 2022, leaving the remaining 70,301 option shares (421,806 in total) to vest in seven consecutive equal quarterly installments of 10,043 (60,258 in total), with the first installment vesting on September 30st, 2022. At December 31st, 2023, 70,307 option shares per Agreement (421,842 in total) have vested. No option shares have been exercised. Based on the 2023 financial results and the Start Engine capital raise in 2022, the Company has deemed these option shares to hold no value as of December 31st, 2023.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DELAWARE & ILLINOIS state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company has taken a line of credit to pay for inventory.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

On December 15, 2023, The Company entered into a Line of Credit and Security Agreement with Gator Girl Investments, LLC, an Illinois limited liability company. The agreement provides for a line of credit of up to $400,000 at an annual interest rate of 4.82%. Interest payments shall be due and payable on the anniversary date of the Note of every year during the term of this Note, with a maturity date of December 15, 2031. As of December 31, 2023 $320,000 has been borrowed against this line of credit.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2023 the company has currently issued 7,368,085 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
Name of Entity: Next Level Bioinformatics, LLC
Names of 20% owners: 100% owned by Jennifer Westphal
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Next Level Bioinformatics LLC, an Illinois limited liability company, was organized on October 28, 2016, as a data science consulting firm. On July 7th, 2021, Next Level Bioinformatics LLC filed an Application to Adopt an Assumed Name of "PherDal" for the portion of the company related to fertility science. PherDal Fertility Science, Inc. (the "Company"), a Delaware C Corporation was formed on April 27th, 2022. On April 28th, 2022, the Company entered into an Asset Purchase Agreement with Next Level Bioinformatics, LLC, in which they acquired all assets excluding certain intellectual property from Next Level Bioinformatics, LLC.
Material Terms: On April 28th, 2022, the Company entered into an Intellectual Property License Agreement with Next Level Bioinformatics, LLC, in which Next Level Bioinformatics, LLC, is licensing all intellectual property in perpetuity, royalty-free to the Company.

On December 15, 2023, The Company entered into a Line of Credit and Security Agreement with Gator Girl Investments, LLC, an Illinois limited liability company owned by an immediate family member of an Officer of the Company. The agreement provides for a line of credit of up to $400,000 at an annual interest rate of 4.82%. Interest payments shall be due and payable on the anniversary date of the Note of every year during the term of this Note, with a maturity date of December 15, 2031. As of December 31, 2023 $320,000 has been borrowed against this line of credit.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 24,

2024, and December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jennifer Westphal , Principal Executive Officer of PherDal Fertility Science, Inc., hereby certify that the financial statements of PherDal Fertility Science, Inc. included in this Report are true and complete in all material respects.

Jennifer Westphal

CEO & Founder